EXHIBIT 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), in continuation of the Material Fact and the Notice to the Market disclosed on October 2, 2015, as well as the Notice to the Shareholders dated September 2, 2015, informs its shareholders and the market in general that the Board of Directors of Oi, in a meeting held on this date, confirmed the voluntary conversion of preferred shares into common shares issued by Oi (“Voluntary Conversion”), approved the effective conversion of the preferred shares tendered for conversion with BM&FBovespa and Banco do Brasil, and accepted for exchange the American Depositary Shares (“ADSs”) representing preferred shares (“Preferred ADSs”) that tendered their Preferred ADSs.

The Company expects that after the market closes on October 9, 2015 the common shares issued as a result of the Voluntary Conversion will be available in the custody accounts kept at the BM&FBovespa or Banco do Brasil of the respective shareholders that declared their intentions to convert their preferred shares, and will be able to be traded by its holders on the BM&FBovespa from October 13, 2015. The Company also expects that the ADSs representing new common shares as a result of the Offer to Exchange in connection with the Voluntary Conversion will be issued on October 13, 2015.

The Board of Directors of Oi also approved the call for an extraordinary general meeting, in order to reflect the outcome of the Voluntary Conversion in the Bylaws of the Company.

The Company will keep its shareholders and the market informed of any new relevant information as related to the Voluntary Conversion.

Rio de Janeiro, October 8, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.